Mail Stop 3720

March 16, 2006

Jacob Roth
Principal Executive Officer
World Marketing, Inc.
543 Bedford Avenue, #176
Brooklyn, NY 11211

> **Re:** **World Marketing, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed March 6, 2006**
> **333-129148**

Dear Mr. Roth:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

We Are Dependent For Our Success on One Key Executive . . ., page 8

1.   Please delete the last sentence in this risk factor since this is mitigating language.

Item 7. Selling Security Holders, page 13

Jacob Roth
World Marketing, Inc.
March 16, 2006
Page 2 of 3

Blue Sky, page 13

2. We note the disclosure you have added in response to prior comment 4 that you "would expect the application to be filed within 30 days after approval of the SB-2." (emphasis added) Please note that the staff does not "approve" registration statements. You may revise to state, if true, that the expected timing is 30 days after your SB-2 is declared effective.

Item 16. Description of Business, page 17

3. We note that you have entered into an agreement to extend the term of the final payment due under your one transaction to August 25, 2006. Please file the amendment to your agreement as an exhibit.

Item 17. Management's Discussion and Analysis or Plan of Operation, page 19

4. Please disclose the basis for your statement that you "expect to be able to obtain a first mortgage loan in the amount of $150,000." Also, please see prior comment 11 and disclose what recourse the seller has if you are not able to make the final $10,000 payment by August 25, 2006.

Report of Independent Registered Public Accounting Firm, page 24

5. We note your response to prior comment 12. It does not appear an audit was done in accordance with PCAOB Standards. Please engage an auditor to perform an audit in accordance with PCAOB Standards or request your auditor to provide a detailed analysis supporting how all PCAOB Standards were complied with in the performance of the audit of your financial statements for the two years ended August 31, 2005. We may have further comments.

Item 28. Undertakings, page 44

6. We cannot locate new Item 512(g)(2) of Regulation S-B, which was adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf. Please include this undertaking.

Exhibit 5.1 – Opinion of G. David Gordon & Associates P.C..

7. Please have counsel address its opinion to World Marketing rather than to the Commission.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: G. David Gordon, Esq.
       (918) 254-2988 (fax)